hannover **re**®

RECEIVED

2005 JUN -2 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.


05008490

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

May 25, 2005

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of its press release "Hannover Re successfully completes hybrid capital exchange and new issue".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Gabriele Handrick

Iris Garbers

PROCESSED

JUN 0 2 2005

THOMSON FINANCIAL

Enclosures

hannover re®

PRESS RELEASE

Hannover Re successfully completes hybrid capital exchange and new issue

Hannover, 25 May 2005: Hannover Re has today successfully issued a EUR 500 million hybrid capital bond via its subsidiary Hannover Finance (Luxembourg) S.A. As part of the transaction, existing holders of Hannover Re's EUR 350 million 2001/2031 hybrid capital bond issued in 2001 were offered an exchange into the new bond. Participation in the exchange amounted to EUR 211.85 million, which resulted in the issue of approximately EUR 240.5 million new bonds. In addition, a further approximately EUR 259.5 million of new cash was raised from the European capital markets via JPMorgan.

The new bond priced with a coupon of 5.0% to yield 168 basis points over the mid yield of the 10-year Euro-denominated swap rate. The issue has a perpetual maturity and is callable after ten years and on every interest payment date thereafter at the issuer's option. If the bond is not redeemed after ten years, the interest basis changes from fixed to floating rate, a stepped-up rate of 3-month EURIBOR +268 basis points.

"Given the extremely tough conditions in the capital markets in recent weeks, we are extremely pleased with the placement of this issue. With the exchange of our existing hybrid bond and the issue of additional new hybrid capital, we have used the current low level of interest rates to further optimise our capital base", said CEO Wilhelm Zeller. The hybrid capital issue will be viewed as solvency capital by the rating agencies and the German Federal Financial Supervisory Authority (BaFin).

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (phone: 0511 / 56 04-15 00, e-mail:
eric.schuh@hannover-re.com) or

Press and Public Relations:
Gabriele Handrick (phone: 0511 / 56 04-1502, e-mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (phone: 0511 / 56 04-1736, e-mail:
gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover rück

PRESSE INFORMATION

Hannover Rück tauscht erfolgreich existierende Anleihe und emittiert weiteres Hybridkapital

Hannover, 25. Mai 2005: Die Hannover Rück hat heute über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. erfolgreich eine nachrangige Schuldverschreibung in Höhe von 500 Mio. EUR begeben. Im Zuge der Transaktion wurde den Haltern der 2001 von der Hannover Rück emittierten 30-jährigen nachrangigen Schuldverschreibung in Höhe von 350 Mio. EUR ein Umtausch in die neue Anleihe angeboten. Die Beteiligung am Umtausch lag bei 211,85 Mio. EUR, was zirka 240,5 Mio. EUR der neu ausgegebenen Anleihe enspricht. Die Barkomponente der neuen Anleihe von 259,5 Mio. EUR wurde von J.P. Morgan vorwiegend bei institutionellen Investoren in Europa platziert.

Der neue Bond wird mit 168 Basispunkten über dem 10-jährigen mittleren Swap-Level verzinst und hat eine unbefristete Laufzeit. Dies entspricht einem Kupon von 5,0 %. Er ist frühestens nach zehn Jahren und danach zu jedem Kupon-zahlungstermin durch die Hannover Rück kündbar. Sollte die Anleihe nach zehn Jahren nicht gekündigt werden, wird sie mit 268 Basispunkten über dem 3-Monats-Euribor verzinst.

„In Anbetracht des in den letzten Wochen schwierigen Kapitalmarktumfeldes sind wir sehr zufrieden mit der Platzierung des Bonds. Mit der Umwandlung unserer alten Anleihe und der Emission von zusätzlichem Hybridkapital haben wir das gegenwärtig niedrige Zinsniveau genutzt und unsere Kapitalbasis weiter optimiert", sagte der Vorstands-vorsitzende Wilhelm Zeller. Die Anleihe wird von den Ratingagenturen und der Bundesanstalt für Finanzdienst-leistungsaufsicht (BaFin) als Eigenkapitalsubstitut anerkannt.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00, E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736, E-Mail:
gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*